FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
(Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 25, 2014 of Dorian LPG Ltd. (the "Company") announcing the expiration and results of the Company’s exchange offer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: June 26, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

Exhibit 99.1

Dorian LPG Ltd. Announces the Expiration and Results of the Exchange Offer

STAMFORD, Conn., June 25, 2014 -- Dorian LPG Ltd. (NYSE: LPG) (the "Company" or "Dorian LPG") announced today the expiration and results of its offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements (the "Original Shares"), other than the common shares owned by affiliates of the Company, for common shares (the "Exchange Shares") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), the complete terms and conditions of which were set forth in a prospectus dated May 8, 2014 and the related letter of transmittal (the "Exchange Offer").

As of 5:00 p.m.New York City time (11:00 p.m. Oslo Time) on Saturday, June 21, 2014, the expiration of the Exchange Offer, according to DNB Bank ASA, the Norwegian Exchange Agent, the aggregate number of Original Shares validly tendered, and not validly withdrawn, in exchange for Exchange Shares was 15,528,507 shares, which represents approximately 97% of the Original Shares eligible to participate in the Exchange Offer.

Following the completion of the Exchange Offer, holders of Original Shares that were not tendered may only be resold pursuant to an available exemption from registration under the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or exchange any securities or a solicitation of an offer to buy or exchange any securities.

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates three modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 19 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Contact Information

Marina Hadjipateras; Investor Relations: Tel.: +1 (203) 978-1234